EXHIBIT 8.1

MFC BANCORP LTD.

LIST OF SIGNIFICANT SUBSIDIARIES AS AT DECEMBER 31, 2017

Subsidiaries	Country of Incorporation	Proportion of Voting Interest(1)

Kasese Cobalt Company Limited	Uganda	75%
MFC (A) Ltd	Marshall Islands	99.72%
MFC (D) Ltd	Marshall Islands	99.72%
M Financial Corp.	Barbados	100%
Merchants Financial Corp	Marshall Islands	99.96%
MFC Merchant Bank Limited	Malta	100%
Sino Medical Technology Co. Ltd	Marshall Islands	99.54%

Note:

(1)	Our proportional voting interests are identical to our proportional beneficial interests, except for: (i) a non-wholly owned subsidiary in Africa from which we derive a 100% beneficial interest resulting from our shareholder loan; and (ii) MFC (A) Ltd. and MFC (B) Ltd., in each of which we hold a 99.68% proportional beneficial interest.